SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION(R) To Demonstrate Advanced Video Solutions for Unified Communications at Spring VoiceCon 2007dated March 5, 2007.

     2. Press release re RADVISION CEO Boaz Raviv And CFO Tsipi Kagan to Speak at Morgan Stanley Technology Conference on March 8th dated March 5, 2007.

     3. Press release re Samsung Brings Multipoint Video Conferencing to the Desktop in Joint Partnership with RADVISION(R) Video Technology dated March 15, 2007.

     4. Press release re Huawei Technologies Selects RADVISION(R) Mobile Video Technology dated March 19, 2007.

     5. Press release re RADVISION(R) SIP Server Platform V3.0 Sets New Standards for SIP Service Creationdated March 19, 2007.

     6. Press release re RADVISION(R) SIP Server Platform Enables Secured Internet Voice Services Solution for Enterprises dated March 21, 2007.

     7. Press release re RADVISION(R) Introduces a Broad Range of Innovative Video Applications That Run on the SCOPIA(TM) Interactive Video Platform dated March 22, 2007.

     8. Press release re GIGA-BYTE Communications Selects RADVISION(R) 3G Video Telephony Application to Develop a Video-Enabled 3G Mobile Handset dated March 27, 2007.

     9. Press release re Live Demos of Interactive Video Applications and Leading IMS Developer Technologies to be Showcased by RADVISION(R) at CTIA Wireless 2007dated March 27, 2007.

     10.  Press   release   re   RADVISION    Chairs   Leading    Industry   IMS
          Interoperability Group dated March 28, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION(R) To Demonstrate Advanced Video Solutions for Unified Communications at Spring VoiceCon 2007

Monday March 5, 7:00 am ET

Company Will Exhibit New Solution to Connect Remote Users, Advanced High Definition Video Conferencing Capability, and Video Integration for IBM Lotus Sametime ORLANDO, Fla & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that during March 5th - 7th at the VoiceCon exhibition in Orlando, RADVISION will demonstrate multiple technology advancements and significant enhancements for unified visual communications.

At VoiceCon booth 1135, RADVISION will be showcasing:

     o The introduction of SCOPIATM Desktop - a revolutionary new way to connect traditional room based video conferencing with desktop and remote users.

     o    Advanced HD (High Definition) conferencing.

     o    Innovative video integration with IBM Lotus Sametime.

The Introduction of SCOPIA Desktop

Until now, video conferencing has been mostly confined to the conference room. Users have benefited from the value of voice, video and data collaboration between conference rooms but there has been no simple way to include users at their desktops or remote users on laptops that did not involve complex software installations, expensive licensing fees or firewall traversal problems. RADVISION's SCOPIA Desktop eliminates these issues. It provides an extension to any room system based videoconferencing deployment by allowing remote users to connect to a conference and fully participate with audio, video and data collaboration as if they were all in the same room. SCOPIA Desktop uses a freely distributable web based plug-in that can be used by anyone inside or outside the enterprise firewall. It is now simple to connect to and fully participate in meetings no matter where users are - at their desk, at a customer location or in a hotel across the world.

Advanced HD (High Definition) Conferencing

Following on from RADVISION's market leading support for High Definition (HD) video conferencing, RADVISION will demonstrate support of High Definition Continuous Presence that will allow conferences with a mix of HD and Standard Definition (SD) endpoints. This latest technology bridges the thousands of SD devices to the new world of HD. It allows each endpoint user to participate in the conference at the highest quality the endpoint is capable of without degrading every device to the lowest common denominator and thus maximize their enjoyment of seeing everyone using Continuous Presence.

Innovative Video Integration with IBM Lotus Sametime

RADVISION brings advanced conferencing capability to IBM's unified communications and collaboration product, Lotus Sametime. By adding RADVISION's unique multi-window video and audio plug-in to Lotus Sametime, users can escalate Lotus Sametime instant messaging chat sessions into full multiparty audio and video sessions and extend those conferences to other devices such as standards-based video conferencing systems, 3G videophones or virtually any telephone or cell phone available today.

"RADVISION continues to develop powerful new visual collaboration solutions to support the advanced conferencing environments being developed by our market-leading partners, including Cisco's high definition and Telepresence offerings and IBM's Lotus Sametime," said Bob Romano, RADVISION's VP of Enterprise Marketing. "With our introduction today of SCOPIA Desktop and our advanced SCOPIA platform with High Definition Continuous Presence, we have taken our support of our partners a major step forward in providing what the market is demanding for combined voice, video and data communications solutions."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Corporate:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION CEO Boaz Raviv And CFO Tsipi Kagan to Speak at Morgan Stanley Technology Conference on March 8th

Monday March 5, 9:15 am ET

Presentation to be webcast and archived

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Boaz Raviv, CEO, and Tsipi Kagan, CFO, will speak at the Morgan Stanley Technology Conference in San Francisco on Thursday, March 8th from 9:30 to 10:10 a.m. (Pacific).

At VoiceCon booth 1135, RADVISION will be showcasing:

     o The introduction of SCOPIATM Desktop - a revolutionary new way to connect traditional room based video conferencing with desktop and remote users.

     o    Advanced HD (High Definition) conferencing.

     o    Innovative video integration with IBM Lotus Sametime.


The Introduction of SCOPIA Desktop

Until now, video conferencing has been mostly confined to the conference room. Users have benefited from the value of voice, video and data collaboration between conference rooms but there has been no simple way to include users at their desktops or remote users on laptops that did not involve complex software installations, expensive licensing fees or firewall traversal problems. RADVISION's SCOPIA Desktop eliminates these issues. It provides an extension to any room system based videoconferencing deployment by allowing remote users to connect to a conference and fully participate with audio, video and data collaboration as if they were all in the same room. SCOPIA Desktop uses a freely distributable web based plug-in that can be used by anyone inside or outside the enterprise firewall. It is now simple to connect to and fully participate in meetings no matter where users are - at their desk, at a customer location or in a hotel across the world.

Advanced HD (High Definition) Conferencing

Following on from RADVISION's market leading support for High Definition (HD) video conferencing, RADVISION will demonstrate support of High Definition Continuous Presence that will allow conferences with a mix of HD and Standard Definition (SD) endpoints. This latest technology bridges the thousands of SD devices to the new world of HD. It allows each endpoint user to participate in the conference at the highest quality the endpoint is capable of without degrading every device to the lowest common denominator and thus maximize their enjoyment of seeing everyone using Continuous Presence.

Innovative Video Integration with IBM Lotus Sametime

RADVISION brings advanced conferencing capability to IBM's unified communications and collaboration product, Lotus Sametime. By adding RADVISION's unique multi-window video and audio plug-in to Lotus Sametime, users can escalate Lotus Sametime instant messaging chat sessions into full multiparty audio and video sessions and extend those conferences to other devices such as standards-based video conferencing systems, 3G videophones or virtually any telephone or cell phone available today.

"RADVISION continues to develop powerful new visual collaboration solutions to support the advanced conferencing environments being developed by our market-leading partners, including Cisco's high definition and Telepresence offerings and IBM's Lotus Sametime," said Bob Romano, RADVISION's VP of Enterprise Marketing. "With our introduction today of SCOPIA Desktop and our advanced SCOPIA platform with High Definition Continuous Presence, we have taken our support of our partners a major step forward in providing what the market is demanding for combined voice, video and data communications solutions."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Corporate:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

Samsung Brings Multipoint Video Conferencing to the Desktop in Joint Partnership with RADVISION(R) Video Technology

Thursday March 15, 7:00 am ET

LCD Powerhouse Turns PC LCD Monitor into a multipoint Video Telephony Terminal by embedding RADVISION technology and integrating the SCOPIA(TM) MCU
HANNOVER, Germany, & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION
(Nasdaq:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that the Company's joint effort with Samsung Electronics has resulted in the birth of Samsung's innovative and groundbreaking video terminal for the enterprise desktop.

Samsung's SYNCON LCD video telephony terminal is a unified, light desktop client terminal, which serves as a PC LCD monitor and multimedia communications terminal. With a 22" screen and stunning 4-CIF video resolution, the SYNCON reduces desktop clutter by merging a PC, LCD monitor, video terminal, IP Phone and Instant Messaging into a single, fully functional integrated device.

RADVISION leveraged both its networking and technology expertise in order to support this innovative product. The SYNCON LCD video telephony terminal combines Samsung's industry leading LCD Video Display technology with RADVISION's innovative SIP Multimedia Terminal Framework. RADVISION's SCOPIA(TM) Multipoint Conferencing Unit (MCU) is integrated with SYNCON to enable multiparty conferencing. And through the SCOPIA platform, SYNCON is able to communicate with standard video conference endpoints, including H.323, SIP, ISDN, and WCDMA 3G video telephony.

VP Kim, Seog-Gi from Samsung commented, "SYNCON is Samsung's Unified Communications product. In partnership with RADVISION, we are going to bring to market a pioneering communications terminal that will clear away desktop clutter, and deliver an uncompromising video and audio experience - all packaged into high quality LCD monitor. We believe the SYNCON sets a new standard, as a single integrated desktop communications station for the modern enterprise workplace."

Boaz Raviv, RADVISION's CEO said, "We are breaking new ground as a company by bringing video conferencing to the desktop through our Technology Business Unit, which leverages our industry leading video conferencing expertise, and with our SCOPIA platform from the Networking Business Unit. We are grateful that Samsung put their trust in us and we are proud to have delivered on this trend-setting product."

Samsung's SYNCON is being shown at the CeBIT exhibition, Hannover, Germany, Hall #26, March 15th through 21st, 2007.

About Samsung

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2006 parent company sales of US$63.4 billion and net income of US$8.5 billion. Employing approximately 138,000 people in 124 offices in 56 countries, the company consists of five main business units: Digital Media Business, LCD Business, Semiconductor Business, Telecommunication Network Business and Digital Appliance Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Huawei Technologies Selects RADVISION(R) Mobile Video Technology

Monday March 19, 7:00 am ET

China's Largest Provider of Next Generation Telecommunications Networks Integrates RADVISION 3G Video Communication Solutions and Interactive Video Platform in Its 3G Products and Services

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of voice and video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that Huawei Technologies, a leader in providing next generation telecommunications network solutions for operators around the world, has selected the RADVISION SCOPIA(TM) 3G Gateway, 3G Video Communication Solutions and Interactive Video Platform, to enhance their 3G products and solution offerings.

Huawei's selection of RADVISION 3G products, including SCOPIA Interactive Video Platform, 3G Video Communication Solutions and 3G Video Gateway, advances the adoption and widespread deployment of compelling new video-based interactive services in the 3G market. The IMS-ready Interactive Video Platform enables rapid development and deployment of multiple interactive and personalized video applications and services, allowing operators to increase network usage and Average Revenue Per User (ARPU), reduce churn and strengthen subscriber loyalty.

As the world's fastest-growing mainstream next generation network solutions supplier, Huawei serves 120 million global GSM subscribers and has established strategic partnerships with leading operators across the globe.

"As a leading 3G and digital media solution provider, Huawei offers an outstanding 3G Mobile solution for the global market," said Zhang Guoxing, President of Digital Media Product Line, Huawei. "The integration with RADVISION's market proven, IMS ready SCOPIA Interactive Video Platform and 3G Video Gateway enables Huawei to enrich its 3G operator offering with advanced interactive video solutions."

"Huawei's selection underscores the added value RADVISION brings to the 3G arena," said Alon Barnea, General Manager of RADVISION Mobility & Service Provider Business Unit. "The industry is maturing and expects the availability of a broad variety of interactive multimedia services for the 3G market. We are confident that the availability of a variety of applications is the key to growing 3G use. We are very proud to partner with such a significant player in the market."

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com

About Huawei Technologies

Huawei Technologies is a leader in providing next generation telecommunications networks, and serves 28 of the world's top 50 operators, as well as over one billion users worldwide. The company is committed to providing innovative and customized products, services and solutions to create long-term value and potential growth for its customers. Huawei's products and solutions include wireless products, core network products, network products, application and software, as well as terminals. Major products are based on Huawei's self-designed ASIC chips and shared platforms to provide high-quality and cost-effective products and solutions with quick response.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
Corporate:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 5

Press Release                                                  Source: RADVISION

RADVISION(R)  SIP  Server  Platform  V3.0  Sets New  Standards  for SIP  Service
Creation

Monday March 19, 9:00 am ET

Introducing a Modular Service Creation Framework for Rapid Development of High Performance SIP Application Servers, Session Border Controllers, FW/NAT Servers, Controllers, such as MGCF, BGCF, MRFC, Gateways, Call Control Servers, IMS Call Session Control Functions and More

SAN JOSE, Calif. & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION
(Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the release of version 3.0 of its market-proven SIP Server Platform.

The RADVISION SIP Server Platform introduces a modular, flexible Service Creation Framework to the industry. Using pre-defined "service components," customers can leverage the investment in off-the-shelf service building blocks to quickly develop advanced high-performance services in a plug-and-play modular architecture. The new architecture features a level of customization and flexibility that was not previously available. For SIP service developers, this translates into significantly shorter development cycles and greater flexibility.

Version 3.0 of the SIP Server Platform also employs a unique High Availability mechanism which features intelligent layer-7 load-balancing and reliable switchover capabilities, optimal hardware utilization and minimal failover recuperation time. This results in consistent, robust performance, superior response time to failures and allows dynamic scalability and flexible maintainability with no downtime.

"With the release of version 3.0 of our SIP Server Platform, RADVISION is setting a new standard in terms of flexible, rapid development," said Zeev Bikowsky, General Manager of RADVISION's Technology Business Unit. "Using the modular elements of our Service Creation Framework, developers can now implement differentiating services in a fraction of the time - reducing operational costs and generating revenues. High availability is a very important feature for reducing operational costs, increasing service revenues for operators and improving customer satisfaction."

In addition, version 3.0 introduces many other new features including accounting, IMS functionality and solutions for scalability, redundancy, security and protection.

The SIP Server Platform is available for all major operating systems and features high portability and interoperability. The flexible framework allows developers to focus on the differentiating features of their applications and significantly shorten development cycles for rapid time-to-market. High maintainability and manageability allow reducing the total cost of ownership for end users.

The RADVISION SIP Server Platform is part of the RADVISION IMS Express(TM) - Complete IMS Developer Suite - the most comprehensive solution for developers of next generation IMS network elements. The Suite includes all the signaling and media protocol toolkits, development frameworks, and testing tools needed to easily and cost-effectively meet the IMS challenge.

In addition to the SIP Server Platform, the RADVISION IMS Development Suite includes the IMS SIP Toolkit, the IMS DIAMETER, MEGACO and RTP Toolkits, the IMS Client Developer Suite and the ProLab(TM) IMS Testing & Analysis Suite.

RADVISION is displaying version 3.0 of the SIP Server Platform at Spring 2007 VON(TM), Booth 1127.

For further information on IMS, RADVISION has published a detailed white paper that can be downloaded from the company's Website at:

http://www.radvision.com/Resources/WhitePapers/ims_sip.htm

For more information on version 3.0 of the SIP Server Platform, please visit: http://www.radvision.com/Products/Developer/SIPServer/

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward looking statement.


Contact:
Corporate:
RADVISION
Tsipi Kagan
Chief Financial Officer
201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti
516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri
203-972-0186
junefil@optonline.net

                                                                          ITEM 6

Press Release                                                  Source: RADVISION

RADVISION(R) SIP Server Platform Enables Secured Internet Voice Services Solution for Enterprises

Wednesday March 21, 9:00 am ET

BlueNote Networks Selected RADVISION SIP Server Platform and Secured Media Framework Package for its SessionSuite Business Communications Platforms

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that its SIP Server Platform and Advanced RTP Toolkit was embedded in BlueNote Network's Service Oriented Architecture (SOA) IP telephony products.

SessionSuite(TM) leverages RADVISION's SIP Server Platform to provide standards-based, secure voice services for IP telephony users. SessionSuite also integrates RADVISION's SRTP Add-on, a media security library that is part of RADVISION's Advanced RTP Toolkit, to integrate media encryption functions.

"RADVISION's SIP Server Platform enables us to offer our customers interoperable secured voice services," said Mike Regan BlueNoteNetworks' Vice President, Engineering. "This helped us to provide a solution with TLS for signaling encryption and SRTP for media encryption to prevent security threats, such as eavesdropping and call hijacking. RADVISION's technology streamlined development and ensured uncompromising security and high performance."

"Using RADVISION's technology, important signaling and media encryption is integral to the SessionSuite software," said Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "The SessionSuite products require no special-purpose VPN appliances or clients. And the standards-based technology allows full interoperability with third-party SIP agents."

The RADVISION SIP Server Platform and complementary add-on toolkits offer developers a comprehensive set of tools for developing IMS and SIP solutions, and allow customers to focus on the differentiating features of their applications, significantly shorten development cycles for rapid time-to-market, and lower the total cost of ownership for end users. The RADVISION SIP Server Platform delivers standard SIP services such as Presence and Events services, Proxy and Redirect services and Registrar services. In addition, the SIP Server Platform offers a flexible Service Creation Framework for rapid development of advanced services with High Availability support.

RADVISION's Secured RTP/RTCP (Real-Time Transport Protocol/Real-Time Transport Control Protocol) Toolkit addresses the requirements of mature, production IP telephony applications and media encryption. The RTP/RTCP Toolkit can seamlessly scale from small, embedded platforms all the way up to densely populated parallel processing environments.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
Corporate:
RADVISION
Tsipi Kagan
Chief Financial Officer
201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti
516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri
203-972-0186
junefil@optonline.net

                                                                          ITEM 7

Press Release                                                  Source: RADVISION

RADVISION(R) Introduces a Broad Range of Innovative Video Applications That Run on the SCOPIA(TM) Interactive Video Platform

Thursday March 22, 7:00 am ET

New Interactive Video Services Will Drive Traffic and Revenues for Mobile Operators and Service Providers

ORLANDO, Fla. & TEL AVIV, Israel--(BUSINESSWIRE)--RADVISION (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, is introducing a wide range of off-the-shelf, ready-to-deploy, mobile interactive video applications as well as sample applications for developers. These compelling content delivery and visual communication services run on the SCOPIA Interactive Video Platform, the field-proven IMS-ready media server for developing and deploying advanced interactive video applications.

The SCOPIA Interactive Video Platform and 3G Video Gateway are core infrastructure elements that enable the deployment of exciting converged interactive video services, connecting multiple real-time video sources in applications delivered over UMTS, CDMA EV-DO, Cable and other IP networks. These services allow operators and service providers to increase chargeable bandwidth to maximize ARPU, reduce churn and strengthen subscriber loyalty.

The following applications enable operators and service providers to immediately bring advanced, interactive video services to their subscribers no matter what bearer:

Mobile Video Conferencing - Providing multiparty video conferencing on mobile handsets for enterprise and consumer services

iCONTACT(TM) - Enabling video enhancements to existing IP and TDM voice contact centers

Mobile Communities and Video Chat - Offering multimedia forum and chat services that combine live and recorded streamed video with real-time mobile and fixed video clients

Video Ringback Clip(TM) - Displaying personalized video clips to the caller while the phone rings

Mobile Video Portal - Offering innovative video content delivery with advanced multimedia capabilities and personalized interactivity

m-Learning - Exclusively designed for video-enabled mobile remote learning

3GTubing(TM) - Extending the reach of video sharing services with easy and intuitive mobile access to video sharing portals

"The introduction of a large portfolio of applications provides a variety of choices for users and communities that share common interests, and will facilitate the rapid deployment of value added video services in the mobile and converged arena," said Alon Barnea, General Manager of RADVISION Mobility & Service Provider Business Unit. "We believe that today's mobile and converged lifestyle, where usage is motivated by the users themselves, will spur 3G usage. With these ready-to-deploy applications and infrastructure solutions, mobile operators and application service providers can deliver the services consumers appreciate, will use and pay for. These services can be delivered today, and seamlessly migrate to IMS when desired."

"The world of video is rapidly evolving to let consumers get any video content, from any source, on any device, anywhere they happen to be," said Gerry Kaufhold, principal analyst with In-Stat. "RADVISION's SCOPIA platform lets telecommunications companies leverage all their existing infrastructure, and then helps them to add on innovative new consumer services quickly and reliably, all with a forward looking roadmap to support IMS."

The SCOPIA Interactive Video Platform offers a rich feature set and unique user experience, leveraging its advanced video processing, LINUX-based network management, advanced media and VCR controls, a recording API, and an enhanced, IMS-ready SIP interface.

RADVISION will be showcasing a broad range of IMS solutions and exciting interactive 3G video applications at CTIA Wireless 2007, March 27-29, Orange County Convention Center, Orlando, Florida USA, Booth 879.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 8

Press Release                                                  Source: RADVISION

GIGA-BYTE Communications Selects RADVISION(R) 3G Video Telephony Application to Develop a Video-Enabled 3G Mobile Handset

Tuesday March 27, 7:00 am ET

RADVISION Technology Seamlessly Integrates with Windows(R) Mobile 6 Professional-Based 3G PDA Phone's QUALCOMM Baseband

ORLANDO, Fla. & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that GIGA-BYTE Communications is licensing RADVISION's 3G VT Application to design and develop a video-enabled 3G mobile handset. GIGA-BYTE Communications is a key player in the PDA Phone market.

GIGA-BYTE's 3G PDA Phone, GSmart q60, will run the QUALCOMM baseband. The RADVISION 3G VT Application is uniquely adept for this. It is equipped with full integration for the Windows Mobile operating system, as well as easy-to-use APIs, optimized CPU usage, patent-pending multiplexing technology, and innovative features that reduce time-to-market and optimize interoperability.

"We are especially impressed with the 3G VT Application's focused approach to all aspects of video telephony, allowing us to concentrate on other handset features while handling all the complex signaling and transcoding of video," said Stanley Jenq, CEO of GIGA-BYTE Communications. "RADVISION's market-proven experience as a technology leader and expert in delivering a highly integrated solution made the offering even more compelling."

"GIGA-BYTE's choice to use our 3G VT Application further validates that when it comes to interoperability, RADVISION's products and solutions are ideal," said Tsahi Levent-Levi, Product Manager for RADVISION's Technology Business Unit. "Our 3G VT Application, which is based on RADVISION's 3G-324M technology, is especially suited for handsets using Windows Mobile operating systems, and will help ensure that it is selected by more operators."

RADVISION is displaying live demonstrations of personalized interactive video applications based on RADVISION's Media Resource modules, Interactive Video Platform, IMS protocol toolkits and IMS Servers and Client Frameworks at CTIA Wireless 2007, Booth 879.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About GIGA-BYTE Communications Inc.:

GIGA-BYTE Communications Inc. (GBC) was founded in 2004 and provides high-end handheld devices which enable communications, entertainment, learning, and personal information management technologies. GBC is 100% invested by the world's famous motherboard manufacturer, GIGA-BYTE Technology Co., Ltd. GBC makes digital life easier and more fun, focusing on individual needs and introducing rich and innovative add-on programs. Our GSmart brand is created to enhance user's professional and private life, to connect smoothly both work and entertainment. GBC pioneers the mobile TV market and makes Windows Mobile based PDA phone more individual. To learn more, please visit: www.gigabytecm.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 9

Press Release                                                  Source: RADVISION

Live Demos of Interactive Video Applications and Leading IMS Developer Technologies to be Showcased by RADVISION(R) at CTIA Wireless 2007

Tuesday March 27, 7:00 am ET

RADVISION Exhibits Exciting Applications and Developer Tools That Are Driving Converged Multimedia Communications

ORLANDO, Fla. & TEL AVIV, Isreal--(BUSINESS WIRE)--RADVISION (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, is exhibiting multiple interactive video applications running on the SCOPIA(TM) Interactive Video Platform and its latest range of IMS developer and testing solutions at CTIA Wireless 2007, Booth 879.

The field-proven SCOPIA Interactive Video Platform, an IMS Media Resource Function (MRF), enables the development and deployment of the most advanced interactive video content delivery and communication services. Real-time multiple video streams from different sources are combined with advanced video processing capabilities, and accessed by video-enabled clients from different bearers - making converged services a reality.

RADVISION IMS Express(TM) - the Complete IMS Developer Suite offers all of the advanced building blocks for developing IMS/MMD-compliant products. RADVISION's IMS Development Suite includes necessary signaling and media protocols to easily and cost-effectively meet the IMS challenge.

Live Interactive Video Demonstrations

At the show, RADVISION is demonstrating a wide array of interactive visual communication applications that enable carriers and ASPs to offer enhanced video services to their customers no matter where they are - at home, at work or on the go.

Based on the company's robust carrier-grade SCOPIA Interactive Video Platform, a broad range of interactive video applications will be demoed at the show, including Mobile Video Conferencing, Video Ringback Clip(TM), PC-to-Mobile(TM) video telephony, Mobile Communities & Video Chat, Mobile Video Portal and surveillance. A number of these services are being deployed across the globe by leading mobile operators, driving mobile traffic and the proliferation of converged interactive multimedia services.

RADVISION is also demonstrating a mobile IMS client for real-time voice, video and data communications and the powerful and highly versatile ProLab(TM) IMS Test Solution, for facilitating testing and pre-deployment of IMS applications while reducing time and costs.

Powering Partners

At the RADVISION booth, visitors can view the BroadSoft(R) SIP client, BroadWorks(R) Communicator - Multimedia, part of the BroadWorks VoIP application platform, together with multiple applications running on RADVISION's SCOPIA Interactive Video Platform. This collaboration enables delivery of video-enabled VoIP services converged over mobile and landline video phones, and is a springboard for the evolution toward fixed mobile convergence.

Clique, a provider of desktop and mobile video applications, will demonstrate the Clique videophone together with RADVISION interactive video applications. The integration demonstrates Clique's support of live video, video streaming, instant messaging, status management (presence), and video messaging.

In addition, RADVISION technology and solutions are being demonstrated by RADVISION partners and core infrastructure vendors at CTIA Wireless 2007.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                         ITEM 10

Press Release                                                  Source: RADVISION

RADVISION Chairs Leading Industry IMS Interoperability Group

Wednesday March 28, 7:00 am ET

The IMTC IMS Activity Group Focuses on Industry-Wide Interoperability of Terminal-Network Signaling and Media

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today a new activity group has been formed by the International Multimedia Telecommunications Consortium (IMTC) dealing with interoperability issues related to the IP Multimedia Subsystem (IMS). The activity group currently includes among its members representatives from leading companies in the telecommunications industry, such as Ericsson, Motorola, NMS Communications, Nokia Corporation, Samsung Electronics, Sharp Corporation and Sony Ericsson Mobile Communications. Tsahi Levent-Levi, a Product Manager in RADVISION's Technology Business Unit, was chosen to chair the activity group. IMTC has been involved for over a decade in interoperability testing and has been a driving force in the adoption and deployment of mature H.323 and 3G-324M devices and networks.

The IMTC IMS activity group promotes and facilitates the development and implementation of interoperable multimedia conferencing solutions based on open international standards, as well as other standards organizations. The proliferation of open standard solutions will advance the multimedia conferencing industry and further its widespread deployment. In order to do this, the IMTC IMS activity group focuses on interoperability of end-to-end functionality and terminal-network signaling and media. In addition, the IMS activity group finalizes IMS client application specifications, creates test specification and implementation guides, and organizes test events. This includes performing and documenting well-planned and controlled interoperability tests, as well as planning, executing, and tracking rigorous interoperability tests for the benefit of participating member companies. The activity group reports feedback to 3GPP, 3GPP2, GSMA and other standard developing organizations to apply the knowledge gained through testing to improve relevant standards.

The IMTC IMS activity group also allows competing companies to conduct regular dialogue regarding interoperability of their products and to develop a common stance enabling them to help shape and evolve industry-wide standards.

The Evolution to IMS

The IP Multimedia Subsystem (IMS) is a standardized Next Generation Networking
(NGN) architecture that meets an important need in the growing trend towards fixed, wireless and mobile network convergence. The IMS core network enables operators and service providers to deliver identical IP services to both fixed and mobile customers over any access. As IMS is the cornerstone of converged telecommunications, it offers unique opportunities for the development of next-generation devices and equipment and converged mobile communications. RADVISION is leading the IMS evolution with the RADVISION IMS Express(TM), a complete IMS Developer Suite. These IMS developer tools and IMS-ready infrastructure products provide all the necessary protocol toolkits, IMS application servers, IMS testing tools, and an IMS client package for terminal developers - complete with application engines in addition to the underlying signaling and media technology.

"RADVISION has always placed interoperability as a top priority, in the belief that this will serve to advance the industry and bring about innovation," said Adi Paz. "The advent of IMS underscores the importance of interoperability across all spheres. Our chairing this Activity Group enhances the quality of our IMS Developer Suite significantly."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
Corporate:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  March 30, 2007